Management’s responsibilities over financial reporting
The Condensed Interim Consolidated Financial Statements of Aya Gold & Silver Inc. (the "Corporation" or "Aya") are the responsibility of the Corporation’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and reflect management’s best estimates and judgment based on information currently available at the date the financial statements are available for issuance.
The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.
AYA GOLD & SILVER INC.
1320 Boulevard Graham, Suite 132, Mont-Royal, Quebec, Canada H3P 3C8
Email: info@ayagoldsilver.com | www.ayagoldsilver.com

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of US dollars - unaudited)

	September 30, 2026	December 31, 2025
	$	$
ASSETS
Current
Cash and cash equivalents (Note 16)	183,791	136,322
Trade and other receivables	29,799	33,811
Sales taxes receivable	31,065	22,864
Inventories (Note 4)	55,176	34,595
Prepaid expenses and security deposits	6,521	2,794
Equity instruments investment	460	-
Deposit in trust	-	314
Restricted cash	-	1,750
	306,812	232,450
Non-current
Restricted cash (Note 16)	16,405	16,412
Non-refundable deposits to suppliers	6,235	3,390
Deferred tax assets	2,404	5,187
Investment in associate	6,034	6,969
Property, plant and equipment (Note 5)	242,306	251,973
Exploration and evaluation assets (Note 6)	151,628	115,179
Deferred financing fees	-	173
TOTAL ASSETS	731,824	631,733
LIABILITIES
Current
Accounts payable and accrued liabilities	75,435	69,407
Current portion of long-term debt (Note 7)	28,571	28,571
Income tax payable	46,365	19,898
Balance of purchase price payable	1,549	1,643
Current portion of lease liabilities	904	357
Option contracts (Note 16)	325	174
	153,149	120,050
Non-current
Lease liabilities	2,505	1,009
Long-term debt (Note 7)	41,080	83,606
Asset retirement obligations	3,044	3,244
TOTAL LIABILITIES	199,778	207,909
EQUITY
Share capital (Note 8)	440,998	431,426
Equity reserves	7,746	26,672
Retained earnings (deficit)	71,454	(44,447)
	520,198	413,651
Non-controlling interests	11,848	10,173
TOTAL EQUITY	532,046	423,824
TOTAL LIABILITIES AND EQUITY	731,824	631,733
Contingent liability (Note 20)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
On behalf of the Board,

Benoit La Salle /s/	Yves Grou /s/
President, CEO, Director	Director

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of US dollars, except share and per share amounts - unaudited)

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$
Revenue (Note 11)	103,287	54,337	317,355	126,783
Cost of sales (Note 12)(1)	(34,989)	(32,971)	(101,886)	(86,225)
Gross profit	68,298	21,366	215,469	40,558
Expenses
General and administrative expenses (Note 13)(2)	(6,790)	(2,850)	(18,155)	(8,672)
General and administrative expenses – Share-based payments expense (Note 13)(2)	(2,036)	(3,345)	(7,104)	(11,534)
Net impairment recovery	-	-	-	3,987
Gain on sale of Amizmiz project	-	-	-	1,828
Operating income	59,472	15,171	190,210	26,167
Net finance (expense) income (Note 13)	(4,256)	1,444	(1,590)	11,882
Share of loss in associate, net of tax	(328)	(394)	(935)	(720)
Net income before income taxes	54,888	16,221	187,685	37,329
Income tax expense	(19,881)	(3,799)	(69,113)	(9,335)
Net income	35,007	12,422	118,572	27,994

Net income attributable to
Equity holders of Aya Gold & Silver Inc.	33,485	12,404	116,396	28,159
Non-controlling interests	1,522	18	2,176	(165)
Net income	35,007	12,422	118,572	27,994

Other comprehensive (loss) income
Items that will subsequently be reclassified to net income
Foreign currency translation adjustment	(6,387)	(6,420)	(22,353)	8,337
Items that will not be subsequently reclassified to net income
Net change in fair value of equity instruments investment	69	-	50	-
Comprehensive income	28,689	6,002	96,269	36,331

Comprehensive income attributable to
Equity holders of Aya Gold & Silver Inc.	27,506	5,984	94,594	36,496
Non-controlling interests	1,183	18	1,675	(165)
Comprehensive income	28,689	6,002	96,269	36,331

Basic income per common share (Note 18)	0.23	0.09	0.81	0.21
Diluted income per common share (Note 18)	0.22	0.09	0.78	0.20
Weighted average number of shares - basic (Note 18)	143,959,053	138,547,641	143,656,083	135,073,092
Weighted average number of shares - diluted (Note 18)	149,821,175	143,911,128	149,113,269	140,167,308
(1) Included in cost of sales is share-based payments expense of $592 and $1,849 during the three and nine-month periods ended September 30, 2026, respectively ($262 and $837 during the three and nine-month periods ended September 30, 2025, respectively).
(2) For the three and nine-month periods ended September 30, 2026, general and administrative expense has been disaggregated into two separate line items, and the comparative financial information has been reclassified to conform to the current year presentation (Note 13). This reclassification has no effect on the 2025 reported net income.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US dollars - unaudited)

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2026	2025	2026	2025
Cash flows provided by (used in)	$	$	$	$
OPERATING ACTIVITIES
Net income	35,007	12,422	118,572	27,994
Adjustments for:
Depreciation and depletion of property, plant and equipment (Note 12 and Note 13)	7,840	4,734	22,603	13,712
Share-based payments expense (Note 9)	2,628	3,607	8,953	12,371
Loss (gain) on foreign currency translation	5,724	1,486	4,065	(20,249)
Finance costs on long-term debt (Note 13)	1,807	2,820	5,977	8,058
Share of loss in associate	328	394	935	720
Accretion expense (Note 13)	69	61	178	147
Deferred income taxes	989	(199)	2,186	(4,300)
Change in fair value of option contracts (Note 13)	(60)	(89)	(284)	(181)
Net impairment recovery	-	-	-	(3,987)
Gain on sale of Amizmiz project	-	-	-	(1,828)
Write-down of inventory	-	-	-	135
	54,332	25,236	163,185	32,592
Changes in working capital items (Note 17)	(6,252)	(2,846)	3,467	5,507
	48,080	22,390	166,652	38,099
INVESTING ACTIVITIES
Net change in restricted cash (Note 7)	-	-	1,750	103
Non-refundable deposits to suppliers	(3,388)	(140)	(6,179)	(2,475)
Additions of property, plant and equipment (Note 5 and Note 17)	(5,929)	(10,466)	(18,294)	(25,468)
Additions to exploration and evaluation assets (Note 6 and Note 17)	(17,589)	(14,126)	(42,211)	(25,445)
Liquidated damages related to mine expansion (Note 20)	-	7,248	-	7,248
Deposit in trust	-	-	314	-
Equity instruments investment	(102)	-	(391)	-
Additions to mining rights	(1,035)	-	(1,035)	(414)
	(28,043)	(17,484)	(66,046)	(46,451)
FINANCING ACTIVITIES
Payment of lease liabilities	(266)	(110)	(635)	(312)
Deferred financing fees	-	(268)	-	(353)
Proceeds from long-term debt (Note 7)	-	15,000	-	15,000
Repayment of long-term debt principal (Note 7)	(14,285)	-	(43,571)	-
Payment of borrowing costs on long-term debt (Note 7)	(3,472)	(4,376)	(9,151)	(9,002)
Proceeds from exercise of share purchase options (Note 8)	158	-	2,983	20
Proceeds from share issuance	-	-	-	105,218
Share issue costs	-	(13)	-	(5,503)
	(17,865)	10,233	(50,374)	105,068
Effect of exchange rate changes on cash in foreign currencies	(1,189)	213	(2,763)	1,524
Net change in cash and cash equivalents	983	15,352	47,469	98,240
Cash and cash equivalents, beginning of period	182,808	113,832	136,322	30,944
Cash and cash equivalents, end of period	183,791	129,184	183,791	129,184
Supplemental cash flow information (Note 17)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of US dollars, except share amounts - unaudited)

	Share Capital		Equity Reserves
	Number of issued and outstanding shares	Share capital	Contributed surplus (a)	Accumulated other comprehensive (loss) income (b)	Equity reserves	(Deficit) retained earnings attributable to equity holders of Aya Gold & Silver Inc.	Non-controlling interests	Total equity
		$	$	$	$	$	$	$
Balance as at December 31, 2025	142,014,007	431,426	39,159	(12,487)	26,672	(44,447)	10,173	423,824
Exercise of share purchase options (Note 8)	1,425,540	4,850	(1,867)	-	(1,867)	-	-	2,983
Shares issued for vested units (Note 8)	616,621	4,722	(4,722)	-	(4,722)	-	-	-
Share-based payments expense (Note 9)	-	-	9,465	-	9,465	-	-	9,465
Deferred tax relating to share issue costs	-	-	-	-	-	(495)	-	(495)
	144,056,168	440,998	42,035	(12,487)	29,548	(44,942)	10,173	435,777
Net income	-	-	-	-	-	116,396	2,176	118,572
Other comprehensive loss	-	-	-	(21,802)	(21,802)	-	(501)	(22,303)
Comprehensive (loss) income	-	-	-	(21,802)	(21,802)	116,396	1,675	96,269
Balance as at September 30, 2026	144,056,168	440,998	42,035	(34,289)	7,746	71,454	11,848	532,046

Balance as at December 31, 2024	130,770,053	323,148	26,152	(27,092)	(940)	(75,732)	5	246,481
Exercise of share purchase options (Note 8)	20,000	36	(16)	-	(16)	-	-	20
Shares issued for vested units (Note 8)	381,893	2,508	(2,508)	-	(2,508)	-	-	-
Share-based payments expense (Note 9)	-	-	13,095	-	13,095	-	-	13,095
Share issuance (Note 8)	10,767,795	105,218	-	-	-	-	-	105,218
Share issue costs, net of tax of $1,120	-	-	-	-	-	(4,383)	-	(4,383)
	141,939,741	430,910	36,723	(27,092)	9,631	(80,115)	5	360,431
Net income (loss)	-	-	-	-	-	28,159	(165)	27,994
Other comprehensive income	-	-	-	8,337	8,337	-	-	8,337
Comprehensive income (loss)	-	-	-	8,337	8,337	28,159	(165)	36,331
Balance as at September 30, 2025	141,939,741	430,910	36,723	(18,755)	17,968	(51,956)	(160)	396,762
a)Contributed surplus reserve records the cumulative amounts of compensation expense recognized under IFRS 2 Share-Based Payment with respect to share purchase options granted, restricted share units, performance share units and deferred share units issued but not yet exercised.
b)Accumulated other comprehensive (loss) income reserve records the gains and losses arising from the translation of the Corporation and its subsidiaries' financial statements to the presentation currency and net change in fair value of equity instruments investment.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
1. GENERAL INFORMATION
Aya Gold & Silver Inc. (“Aya” or the “Corporation”) is a Canadian-based precious metals mining corporation active across the full mining lifecycle, from discovery and development through to production. The Corporation operates in Morocco.
Aya’s flagship asset is the Zgounder Silver Mine, recognized for its rare, high-grade silver mineralization. The mine is located along the Anti-Atlas fault, one of Africa’s most geologically rich and underexplored regions, known for hosting world-class silver, gold, and base metal deposits. Aya also owns an 85% interest in the Boumadine polymetallic project, which is currently at the exploration and evaluation stage.
Aya is incorporated under the Canada Business Corporations Act; its financial year-end is December 31, and its common shares trade on the Toronto Stock Exchange and the Nasdaq Stock Market under the symbol “AYA”.
2. BASIS OF PRESENTATION
Statement of compliance
The condensed interim consolidated financial statements of the Corporation have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The Board of Directors approved and authorized for issue these condensed interim consolidated financial statements on November 11, 2026.
IFRS 18 – Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The standard introduces defined categories and new required subtotals in the statement of income (loss). It also requires disclosure of management-defined performance measures in the notes, and provides enhanced guidance on the aggregation and disaggregation of information. It further introduces consequential amendments to other standards, including IAS 7, Statement of Cash Flows. The Corporation is currently assessing the impact of IFRS 18 on its consolidated financial statements.
Basis of measurement
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for:
(i)Option contracts, which are accounted for at fair value;
(ii)Share-based payment arrangements, which are measured at fair value on grant date;
(iii)Asset retirement obligations, which are measured at the discounted estimated cost of future remediation;
(iv)Lease liabilities, which are initially measured at the present value of minimum lease payments;
(v)Investment in an associate: the Corporation accounts for its investment in an associate using the equity method. Under the equity method, the Corporation’s investment in associate is initially recognized at cost and subsequently increased or decreased to recognize the Corporation's share of net income/loss and other comprehensive income/loss of the investee, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the investee's reserves, and for impairment losses after the initial recognition date. The Corporation's share of earnings or losses of its investee is recognized in the Corporation’s statement of comprehensive income during the period; and
(vi)Equity instruments investment, which is measured at fair value using quoted market prices in active markets and the changes in fair value are accounted for in other comprehensive income pursuant to an election made by the Corporation for equity instruments investment that is not held for trading purposes.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
3. MATERIAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS
Consolidation, functional and presentation currency
The functional currency of Aya is the Canadian dollar. The functional currencies of the Corporation and its subsidiaries have remained unchanged during the reporting period. The Corporation’s presentation currency is the US dollar.
Material accounting policies
These condensed interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2025, except for this accounting policy that was adopted during the period ended September 30, 2026.
Performance share units ("PSU")
The Corporation grants PSUs to certain officers and employees. PSUs vest over a three-year performance period based solely on the Corporation’s relative stock price performance ranking against a defined peer group, expressed in quartiles over the performance period, with the number of shares issued ranging from 0% to 200% of the PSUs granted.
The fair value of PSUs is determined at the grant date using a Monte Carlo simulation model and is recognized as share-based payments expense over the vesting period, with a corresponding increase to contributed surplus. The grant date fair value reflects the probability-weighted outcome of the market-based performance condition. The valuation also incorporates market-based modifiers, including the impact of the Corporation’s share price performance over the performance period, where applicable. Accordingly, share-based payments expense is not adjusted for actual performance outcomes. The expense is adjusted only for estimated service-based forfeitures.
Upon vesting, the amount previously recognized in contributed surplus is reclassified to share capital.
4. INVENTORIES

	September 30, 2026	December 31, 2025
	$	$
Mining supplies	21,333	20,549
Silver ingots	7,587	3,809
Silver & gold concentrate	575	93
Silver in circuit	2,494	700
Ore stockpile	23,187	9,444
	55,176	34,595

For the three and nine-month periods ended September 30, 2026, the Corporation recognized $26,560 and $81,829, respectively ($30,463 and $79,345 for the three and nine-month periods ended September 30, 2025, respectively) of inventory costs in cost of sales.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
5. PROPERTY, PLANT AND EQUIPMENT
The majority of property, plant and equipment are located in Morocco and are related to the Zgounder Silver Mine.

	Mining equipment	Mining assets in production	Assets under construction	Right-of-use assets	Total
	$	$	$	$	$
Cost
As at December 31, 2025	13,005	271,323	10,008	2,005	296,341
Additions	784	6,818	17,569	2,730	27,901
Transfers	160	18,607	(18,767)	-	-
Disposals	(545)	(983)	-	-	(1,528)
Asset retirement obligations	-	(169)	-	-	(169)
Foreign exchange	(746)	(16,288)	(524)	(224)	(17,782)
As at September 30, 2026	12,658	279,308	8,286	4,511	304,763

Accumulated depreciation and depletion
As at December 31, 2025	5,016	38,428	-	924	44,368
Depreciation and depletion	1,113	21,194	-	549	22,856
Disposals	(464)	(983)	-	-	(1,447)
Foreign exchange	(309)	(2,943)	-	(68)	(3,320)
As at September 30, 2026	5,356	55,696	-	1,405	62,457
Net carrying amounts
At December 31, 2025	7,989	232,895	10,008	1,081	251,973
At September 30, 2026	7,302	223,612	8,286	3,106	242,306
Assets under construction at September 30, 2026 are located in Morocco and represent expenditures for the construction and development of its assets.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
6. EXPLORATION AND EVALUATION ASSETS
During the nine-month period ended September 30, 2026, changes in exploration and evaluation assets were as follows:

September 30, 2026
$
Rights on mining properties
Balance, beginning of the period	6,792
Additions	1,035
Foreign exchange	(379)
Balance, end of the period	7,448

Deferred exploration and evaluation expenditures
Balance, beginning of the period	108,387
Additions:
Drilling, sampling, geology, and others	42,596
Capitalized borrowing costs	851
Foreign exchange	(7,654)
Balance, end of the period	144,180

Total	151,628
All exploration and evaluation assets are located in Morocco and relate to the Boumadine, Zgounder Regional, Tirzzit and other projects. The following schedule represents the Corporation’s exploration and evaluation expenditures by property:

	September 30, 2026
	Boumadine	Zgounder Regional	Tirzzit	Others	Total
	$	$	$	$	$
Opening Balance	99,154	9,782	4,744	1,499	115,179
Additions to mining rights	-	-	-	1,035	1,035
Drilling, sampling, geology, and others	41,895	683	12	6	42,596
Capitalized borrowing costs	851	-	-	-	851
Foreign exchange	(7,215)	(550)	(182)	(86)	(8,033)
Closing Balance	134,685	9,915	4,574	2,454	151,628
Additions to mining rights - SA Strategy SARL
During the period, the Corporation, through its wholly-owned subsidiary Aya International Development Holdings SPV Ltd, completed the acquisition of 100% of the issued share capital of SA Strategy SARL, a Moroccan company holding a portfolio of 21 mining exploitation and exploration licenses located in the Errachidia, Guelmim and Agadir regions of Morocco.
The Corporation is committed to pay a 2.0% net smelter return royalty to the former shareholders of SA Strategy SARL on future commercial production from the mining titles held by SA Strategy SARL, of which the first 1% may be repurchased for $5 million and the remaining 1% may be repurchased for a maximum purchase price of $15 million.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
7. LONG-TERM DEBT
European Bank for Reconstruction and Development loan - Zgounder Expansion
On January 19, 2023, the Corporation entered into a credit agreement for a secured project financing loan with the European Bank for Reconstruction and Development (the “EBRD Loan”) to provide financing for the Zgounder expansion of up to $100,000.
The loan consists of a $92,000 loan provided by the EBRD (“EBRD Tranche”) and an $8,000 tranche (pari passu with the EBRD) by the Climate Investment Funds (“CTF”) (“CTF Tranche”), managed by the EBRD. Amounts borrowed under the EBRD Loan incur interest at a rate of SOFR plus 5% for the EBRD Tranche and 1% for the CTF Tranche. Payments are made semi-annually on January 19 and July 19. The loan's second principal payment was paid in July as per the loan agreement.
The EBRD Loan is guaranteed by the Corporation and secured by the assets of the Corporation and pledges of the securities of the Corporation's subsidiary, Zgounder Millennium Silver Mining S.A. ("ZMSM"). The EBRD Loan is subject to adherence to financial and non-financial covenants. As at September 30, 2026, ZMSM was in compliance with its financial covenants.
On January 20, 2026, financial completion, as defined in the EBRD Loan, was declared, liberating the cost overrun account and replaced with a debt service reserve account of a fixed amount of $16,250 for the duration of the loan, which continues to be classified as restricted cash.
European Bank for Reconstruction and Development loan - Boumadine Project
On June 23, 2025, the Corporation entered into another separate credit agreement for a corporate financing loan with EBRD for up to $25,000 to fund the exploration and development activities at the Boumadine project (the "Boumadine Loan"). Amounts borrowed under the loan incur interest at a rate of SOFR plus 5% per annum, with interest payable semi-annually on January 19 and July 19. The Boumadine Loan was unsecured.
During Q2-2026, the Corporation voluntarily repaid the Boumadine Loan in full prior to its contractual maturity date. The repayment included the outstanding principal of $15,000, together with a prepayment fee of $450 and unwinding costs of $23, which were recognized in finance costs. Accordingly, no amounts were outstanding under the loan as at September 30, 2026.
Both loans have been recorded at amortized cost, net of transaction costs, and are accreted to face value over the life of the debt instruments using the effective interest rate method.

	September 30, 2026	December 31, 2025
	$	$
Balance, beginning of the period	116,708	99,928
Drawdown in cash	-	15,000
Repayment of debt principal	(43,571)	-
Payments of interest and fees	(9,151)	(9,002)
Interest expense	6,828	10,990
Transaction costs	-	(208)
Balance, end of the period	70,814	116,708
Current portion of long-term debt	(28,571)	(28,571)
Interest payable and commitment charges, presented in accounts payable and accrued liabilities	(1,163)	(4,531)
Long-term debt	41,080	83,606
The contractual repayments of principal related to the long-term debt for the forthcoming years, excluding interest:

	Carrying Amount	Contractual cash flows	2026	2027	2028	2029
	$	$	$	$	$	$
Long-term debt	69,651	71,429	-	28,571	28,571	14,287

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
8. SHARE CAPITAL
Authorized
Unlimited number of common shares without par value.
Common shares
As at September 30, 2026, the Corporation had 144,056,168 issued and outstanding common shares (December 31, 2025 - 142,014,007).
Transactions during the nine-month period ended September 30, 2026:
•A total of 1,230,540 (of which 1,130,450 by directors and officers of the Corporation) share purchase options were exercised at a strike price of C$1.43 for total proceeds of C$1,760 ($1,259) and ascribed value reclassification of C$1,447 ($1,036) from contributed surplus to share capital.
•A total of 130,000 share purchase options were exercised at a strike price of C$15.63 for total proceeds of C$2,032 ($1,461) and ascribed value reclassification of C$854 ($614) from contributed surplus to share capital.
•A total of 45,000 share purchase options were exercised by directors of the Corporation at a strike price of C$4.75 for total proceeds of C$214 ($152) and ascribed value reclassification of C$176 ($125) from contributed surplus to share capital.
•A total of 20,000 share purchase options were exercised at a strike price of C$7.69 for total proceeds of C$154 ($111) and ascribed value reclassification of C$127 ($92) from contributed surplus to share capital.
•A total of 393,477 common shares were issued upon vesting of restricted share units during the period at an average issue price of C$10.68 for an ascribed value reclassification of C$4,201 ($3,019) from contributed surplus to share capital.
•A total of 223,144 common shares were issued upon vesting of deferred share units during the period at an issued price of C$10.75 for an ascribed value reclassification of C$2,398 ($1,703) from contributed surplus to share capital.
During the period in which the options were exercised, the Corporation’s minimum share price was C$22.85 ($16.43) while the maximum was C$38.66 ($27.83).
Transactions during the nine-month period ended September 30, 2025:
•A total of 20,000 share purchase options were exercised at a strike price of C$1.43 for total proceeds of C$29 ($20) and ascribed value reclassification of C$23 ($16) from contributed surplus to share capital.
•A total of 324,202 common shares were issued upon vesting of restricted share units during the period at an average issue price of C$8.96 for an ascribed value reclassification of C$2,904 ($2,073) from contributed surplus to share capital.
•A total of 57,691 common shares were issued upon vesting of deferred share units during the period at an issued price of C$10.47 for an ascribed value reclassification of C$604 ($435) from contributed surplus to share capital.
•On June 18, 2025, the Corporation closed its bought deal financing and issued 10,767,795 common shares at a price of C$13.35 per share for total consideration of C$143,750 ($105,218).
During the period in which the options were exercised, the Corporation’s minimum share price was C$8.96 ($6.29) while the maximum was C$15.11 ($10.93).

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS
The outstanding share purchase options and their exercise price in Canadian dollars as at September 30, 2026 and as at December 31, 2025 are summarized as follows:

	Nine-month period ended		Year ended
	September 30, 2026		December 31, 2025
	Number	C$ (1)	Number	C$ (1)
Balance, beginning of the period	10,069,451	9.30	9,589,451	9.02
Granted	-	-	500,000	14.45
Exercised	(1,425,540)	2.92	(20,000)	1.43
Balance, end of the period	8,643,911	10.35	10,069,451	9.30
Exercisable	6,477,244	8.68	6,236,118	5.51
(1)Weighted average exercise price in Canadian dollars.
The following table reflects the share purchase options that could be exercisable for an equal number of common shares:

	September 30, 2026
Expiry Date	Number outstanding	Number exercisable	Exercise price C$
July 1, 2030	2,890,944	2,890,944	1.43
March 3, 2031	314,667	314,667	4.75
May 12, 2031	68,300	68,300	7.69
August 23, 2034	4,870,000	3,203,333	15.63
November 10, 2035	500,000	-	14.45
	8,643,911	6,477,244
Share-based payments expenses of $1,653 and $5,861 were recognized during the three and nine-month periods ended September 30, 2026, respectively ($2,770 and $9,784 during the three and nine-month periods ended September 30, 2025, respectively).
Restricted share units ("RSU")
The RSU Plan provides for a maximum number of common shares available combined with the number of common shares issuable under all share compensation arrangements, shall not exceed 10% of the Corporation’s issued and outstanding common shares. The RSUs are time-based awards and all the amount of RSUs granted will vest upon the continuous employment of the Participants on the third anniversaries of the RSU grant, starting from the date of the grant or such other period not exceeding three years determined by the Board of Directors.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS (continued)
The outstanding RSUs as at September 30, 2026 and as at December 31, 2025 are as follows:

	Nine-month period ended		Year ended
	September 30, 2026		December 31, 2025
	Number	C$(2)	Number	C$(2)
Balance, beginning of the period	1,186,870	10.76	1,120,750	9.97
Granted	154,726	22.54	413,210	11.47
Settled	(393,477)	10.68	(324,202)	8.96
Forfeited	(19,052)	16.01	(22,888)	10.63
Balance, end of the period	929,067	12.64	1,186,870	10.76
Vested	-	-	-	-
(2)Weighted average fair value in Canadian dollars at grant date.
Share-based payments expense of $717 and $2,415 were recognized during the three and nine-month periods ended September 30, 2026, respectively, ($788 and $2,502 during the three and nine-month periods ended September 30, 2025, respectively).
Performance share units ("PSU")
During the nine-month period ended September 30, 2026, the Corporation began issuing PSUs designed for the benefit of certain officers and employees. PSUs are issued within the RSU Plan. Eligible participants are entitled to receive shares contingent upon the attainment of specified performance criteria over a vesting period determined by the Board of Directors. The number of shares receivable shall be 0% to 200% of the PSUs awarded. The determination of the final number of shares is subject to the relative performance of the Corporation’s share price against that of the selected peers, as established by the relevant performance criteria. The applicable multiplier is determined by the degree to which the established performance objectives have been fulfilled.
PSU grants, when vested, can be settled in cash or common shares at the Corporation's sole discretion. The PSUs are accounted for as equity settled instruments as the Corporation does not expect any cash settlements.
During the nine-month period ended September 30, 2026, the Corporation granted 80,174 PSUs to officers and employees. The fair value was determined to be C$2,128 by using a risk-neutral Monte Carlo simulation based on a correlation to the designated peers. The fair value is being recognized over the vesting period.

January 20, 2026
Awards granted	80,174
Weighted average fair value of awards on grant date	C$26.55
Weighted average fair value of underlying shares on grant date	C$22.95
Volatility of the Corporation	60.7%
Volatility of the peer group	33.2% - 80.9%
Risk-free rate	2.85%
Dividend yield	0%
Expected life	3 years
Share-based payments expense of $127 and $384 were recognized during the three and nine-month periods ended September 30, 2026, respectively ($nil during the three and nine-month periods ended September 30, 2025, respectively).
Deferred share units ("DSU")
The DSU Plan provides for a maximum number of common shares available and reserved for issuance to 10% of the Corporation’s issued and outstanding common shares. All the amount of DSUs granted will be settled on termination of service.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
9. SHARE-BASED PAYMENTS (continued)
Pursuant to the terms of the DSU Plan, directors will receive, at the latest on the second December after the termination date, common shares of the Corporation issued from treasury. The outstanding DSUs as at September 30, 2026 and as at December 31, 2025 are as follows:

	Nine-month period ended		Year ended
	September 30, 2026		December 31, 2025
	Number	C$(3)	Number	C$(3)
Balance, beginning of the period	424,597	10.78	457,124	9.85
Granted	43,520	25.55	99,430	13.98
Settled	(223,144)	10.75	(131,957)	9.97
Balance, end of the period	244,973	13.44	424,597	10.78
Exercisable	-	-	-	-
(3) Weighted average fair value in Canadian dollars at grant date.
Share-based payments expense of $272 and $820 were recognized in general and administrative expenses during the three and nine-month periods ended September 30, 2026, respectively ($261 and $809 during the three and nine-month periods ended September 30, 2025, respectively).
10. SEGMENTED INFORMATION
All of the Corporation’s operations are within the mining industry and its major products are precious metals ingots and concentrate which are refined or smelted into pure silver and sold to global metal brokers. An operating segment is defined as a component of the Corporation that:
•Engages in business activities from which it may earn revenues and incur expenses;
•Whose operating results are reviewed regularly by the entity’s executive management; and
•For which discrete financial information is available.
For the three and nine-month periods ended September 30, 2026 and 2025, the Corporation's operating segments include the production segment, with its Zgounder Silver Mine in Morocco. In 2025, the Corporation started the reclaiming and sale of its historical pyrite stockpile at Boumadine, which has represented a separate segment since 2025. All other properties are in the "non-producing properties" segment (i.e. referred to as Exploration, evaluation and development segment) for the three and nine-month periods ended September 30, 2026 and 2025. Corporate consists primarily of the Corporation’s corporate assets including cash and corporate expenses which are not allocated to operating segments.
Management evaluates segment performance based on segment operating income. Therefore, finance income and expense items and income taxes are not allocated to the segments. Significant information relating to the Corporation’s operating segments is summarized in the tables below.

	September 30, 2026
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production - Zgounder	244,864	424,423	179,303
Exploration, evaluation and development - Boumadine	137,338	158,020	16,948
Exploration, evaluation and development - Others	17,016	17,078	157
Corporate	25,794	132,303	3,370
Total per consolidated statement of financial position	425,012	731,824	199,778

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
10. SEGMENTED INFORMATION (continued)

	December 31, 2025
	Total non-current assets	Total assets	Total liabilities
	$	$	$
Production - Zgounder	257,333	386,910	178,390
Exploration, evaluation and development - Boumadine	99,692	102,123	23,464
Exploration, evaluation and development - Others	16,042	16,047	2,165
Corporate	26,216	126,653	3,890
Total per consolidated statement of financial position	399,283	631,733	207,909
As at September 30, 2026, all production and exploration, evaluation and development segments are located in Morocco. Corporate is based in Canada.

Three-month periods ended September 30, 2026 and 2025		Revenue	Cost of sales	G&A expenses	Operating income (loss)
		$	$	$	$
Production - Zgounder	2026	86,174	(29,853)	(3,736)	52,585
	2025	54,337	(32,971)	(841)	20,525
Exploration, evaluation and development - Boumadine	2026	17,113	(5,136)	(184)	11,793
	2025	-	-	-	-
Corporate unallocated costs	2026	-	-	(4,906)	(4,906)
	2025	-	-	(5,354)	(5,354)
Consolidated	2026	103,287	(34,989)	(8,826)	59,472
	2025	54,337	(32,971)	(6,195)	15,171

Nine-month periods ended September 30, 2026 and 2025		Revenue	Cost of sales	G&A expenses	Other operating income	Operating income (loss)
		$	$	$	$	$
Production - Zgounder	2026	291,269	(94,198)	(9,156)	-	187,915
	2025	126,783	(86,225)	(2,543)	-	38,015
Exploration, evaluation and development - Boumadine	2026	26,086	(7,688)	(247)	-	18,151
	2025	-	-	-	-	-
Exploration, evaluation and development - Others	2026	-	-	-	-	-
	2025	-	-	(50)	5,815	5,765
Corporate unallocated costs	2026	-	-	(15,856)	-	(15,856)
	2025	-	-	(17,613)	-	(17,613)
Consolidated	2026	317,355	(101,886)	(25,259)	-	190,210
	2025	126,783	(86,225)	(20,206)	5,815	26,167
Corporate is mainly unallocated items from the Corporation's head office that comprises of corporate assets (mainly cash and restricted cash), liabilities and expenses for the three and nine-month periods ended September 30, 2026 and 2025.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
11. ADDITIONAL INFORMATION ON THE NATURE OF REVENUE
The following is a breakdown of the nature of revenue included in sales for the three and nine-month periods ended September 30, 2026 and 2025.

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$
Silver ingots	86,454	54,651	292,118	122,368
Silver concentrate	-	-	-	5,410
Pyrite concentrate	17,113	-	26,086	-
Gross revenue from precious metals	103,567	54,651	318,204	127,778
Less: treatment, smelting, and refining costs	(280)	(314)	(849)	(995)
	103,287	54,337	317,355	126,783
The Corporation’s sales are with three clients (2025 – two clients) located in Switzerland.
12. ADDITIONAL INFORMATION ON THE NATURE OF COST OF SALES
The following is a breakdown of the nature of cost of sales for the three and nine-month periods ended September 30, 2026 and 2025.

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$
Production costs	22,461	27,142	66,556	65,761
Share-based payments expense (Note 9)	592	262	1,849	837
Freight outbound	4,232	406	7,112	1,001
Inventory write-down	-	-	-	135
Royalties	3,099	1,630	9,499	3,803
Depreciation and depletion	7,755	4,677	22,356	13,563
Total cost of production	38,139	34,117	107,372	85,100
Change in work in progress and finished goods	(3,150)	(1,146)	(5,486)	1,125
	34,989	32,971	101,886	86,225

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
13. ADDITIONAL INFORMATION ON THE NATURE OF COMPREHENSIVE INCOME COMPONENTS
The following is a breakdown of the nature of expenses included in general and administrative expenses and finance expense for the three and nine-month periods ended September 30, 2026 and 2025.

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
General and administrative expenses	2026	2025	2026	2025
	$	$	$	$
Salaries and benefits	1,345	1,137	4,360	3,435
Consulting fees	609	570	1,839	1,746
Investor relations	353	388	1,168	1,002
Depreciation	85	57	247	149
Office	885	289	1,716	883
Professional fees	3,466	346	8,195	1,294
Reporting issuer costs	47	63	630	163
General and administrative expenses	6,790	2,850	18,155	8,672
General and administrative expenses – Share-based payments expense (Note 9)	2,036	3,345	7,104	11,534
	8,826	6,195	25,259	20,206

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
Net finance (expense) income	2026	2025	2026	2025
	$	$	$	$
Change in fair value of option contracts	60	89	284	181
Finance costs on long-term debt	(1,807)	(2,820)	(5,977)	(8,058)
Interest income	1,185	1,135	3,470	1,941
(Loss) gain on foreign exchange	(3,625)	3,101	811	17,965
Accretion expense	(69)	(61)	(178)	(147)
	(4,256)	1,444	(1,590)	11,882

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
Expenses recognized for employee benefits (including capitalized amounts)	2026	2025	2026	2025
	$	$	$	$
Salaries and fringe benefits	7,040	5,287	20,600	15,521
Share-based payments expense (Note 9)	2,497	3,558	8,660	12,286
	9,537	8,845	29,260	27,807

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
14. CAPITAL MANAGEMENT
The Corporation defines capital as long-term debt, including the current portion, and total equity before non-controlling interest. When managing capital, the Corporation’s objectives are to:
•Ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions;
•Ensure the externally imposed capital requirements relating to debt obligations are being met;
•Increase the value of the Corporation’s assets; and
•Achieve optimal returns to shareholders.
These objectives are achieved by operating its assets efficiently, identifying the right exploration and evaluation projects, adding value to these projects, and ultimately taking them to production or obtaining sufficient proceeds from their disposal. Management adjusts the capital structure as necessary to support the acquisition, exploration and evaluation and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Corporation’s management team to sustain the future development of the business. As at September 30, 2026, managed capital is $589,849 (December 31, 2025 - $525,828) representing long-term debt, including the current portion, and total equity before non-controlling interest. To facilitate the management of its capital requirements, the Corporation prepares long-term cash flow projections that consider various factors, including successful capital deployment, general industry conditions and economic factors. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. There have been no changes in the Corporation’s capital management approach during the period.

	September 30,	December 31,
	2026	2025
	$	$
Long-term debt (including current portion)	69,651	112,177
Total equity before non-controlling interest	520,198	413,651
	589,849	525,828
15. FINANCIAL RISK MANAGEMENT
The Corporation is exposed to various financial risks resulting from both its operations and its investment activities. There were no changes to the financial objectives, policies and processes during the three and nine-month periods ended September 30, 2026 and 2025. The Corporation’s main financial risks exposure and its financial risks management policies are as follows:
Credit risk
Credit risk refers to the risk of an unexpected loss if a party to a financial instrument fails to meet its contractual obligations. The Corporation’s financial assets exposed to credit risk are primarily composed of cash and cash equivalents, trade and other receivables and restricted cash. The Corporation’s cash, cash equivalents and restricted cash are mostly held with reputable Canadian or Moroccan banks.
Credit risk arises from the possibility that its customers may experience financial difficulties and be unable to fulfil their obligations. The Corporation has a high degree of customer concentration, with around 90% of its silver and gold sales made to a single client, which represents the vast majority of the trade receivables. As a result, in the event that this counterparty becomes insolvent or otherwise unable to meet its payment obligations, the Corporation’s revenues and cash flows could be materially adversely affected. Given the substantial value associated with each delivery, any delay in payment or default could have a significant financial impact, and the Corporation may be required to seek alternative purchasers on less favorable terms. To mitigate such credit risk, the Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with creditworthy counterparties. The Corporation does not rely on external credit ratings, as its counterparties are generally not rated; instead, it obtains and reviews available financial information, including annual audited financial statements, and maintains ongoing communication with its customers to monitor credit risk. As at September 30, 2026, $nil of the trade receivables were overdue by more than 30 days (December 31, 2025 – $nil). In management's opinion, the maximum credit risk exposure for all of the Corporation's current financial assets is the carrying value of those assets.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15. FINANCIAL RISK MANAGEMENT (continued)
Commodity price risk
The Corporation’s profitability is exposed to commercial risks, notably those linked to the price of silver and gold. The Corporation does not have financial instruments to hedge exposures to silver and gold price fluctuations.
Liquidity risk
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Corporation. The Corporation has instituted a comprehensive planning and budgeting process designed to ascertain the financial resources necessary to sustain its standard operational requirements and developmental initiatives. Over the years, the Corporation has generated cash flow from its financing activities.
As part of its $100,000 financing with EBRD (Note 7), the Corporation is required to maintain $16,250 in restricted cash for a debt service reserve account.
The Corporation currently intends to take into account the anticipated cash flows generated from operational activities to contribute to its business commitments.
The following are the contractual maturities of financial liabilities and other liabilities, including interest payable that is included in accounts payable as at September 30, 2026:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable and accrued liabilities	75,435	75,435	75,435	-	-
Long-term debt (excluding interest) (Note 7)	69,651	71,429	28,571	28,571	14,287
Balance of purchase price payable	1,549	1,549	1,549	-	-
Lease liabilities	3,409	3,835	1,084	1,002	1,749
	150,044	152,248	106,639	29,573	16,036
The following are the contractual maturities of financial and other liabilities as at December 31, 2025:

	Carrying Amount	Contractual cash flows	0-12 months	12-24 months	More than 24 months
	$	$	$	$	$
Accounts payable and accrued liabilities	69,407	69,407	69,407	-	-
Long-term debt (excluding interest) (Note 7)	112,177	115,000	28,571	43,571	42,858
Balance of purchase price payable	1,643	1,643	1,643	-	-
Lease liabilities	1,366	1,567	427	336	804
	184,593	187,617	100,048	43,907	43,662
Foreign currency risk
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for Aya Gold & Silver Morocco S.A. ("AGSM"), ZMSM, Boumadine Global Mining S.A. ("BGM") and Atlas Gold & Silver S.A.R.L. ("AGS"), for which the functional currency is the Moroccan dirham and for Aya Gold & Silver Group Services Ltd. ("AGS Group") for which the functional currency is the US dollar.
Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
15. FINANCIAL RISK MANAGEMENT (continued)
The Corporation enters into option contracts to mitigate some of the risk of fluctuations in the exchange rate of its holdings of US dollars. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the change in fair value of option contracts on the condensed interim consolidated statements of comprehensive income. Management does not apply hedge accounting. The Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or expire at no obligation to the Corporation.
The fair value of option contracts, which represents the amount that would be received/(paid) by the Corporation if the contracts were terminated at September 30, 2026 was $(325) (December 31, 2025 - $(174)).
Balances in the table below are denominated in US dollars, the presentation currency of the Corporation:

September 30, 2026	USD	EUR	CAD	MAD	Others	Total
	$	$	$	$	$	$
Cash and cash equivalents	110,363	85	158	-	-	110,606
Restricted cash	16,250	-	-	-	-	16,250
Trade and other receivables	29,373	-	-	-	-	29,373
Current portion of long-term debt	(28,571)	-	-	-	-	(28,571)
Long-term debt	(42,858)	-	-	-	-	(42,858)
Accounts payable and accrued liabilities	(2,123)	(756)	(202)	-	(1,807)	(4,888)
Balance of purchase price payable	-	-	-	(1,549)	-	(1,549)
	82,434	(671)	(44)	(1,549)	(1,807)	78,363

December 31, 2025	USD	EUR	CAD	MAD	Others	Total
	$	$	$	$	$	$
Cash and cash equivalents	65,408	8	-	-	-	65,416
Restricted cash	18,000	-	-	-	-	18,000
Trade and other receivables	32,504	-	-	-	-	32,504
Current portion of long-term debt	(28,571)	-	-	-	-	(28,571)
Long-term debt	(86,429)	-	-	-	-	(86,429)
Accounts payable and accrued liabilities	(6,503)	(1,257)	(175)	(22)	(49)	(8,006)
Balance of purchase price payable	-	-	-	(1,643)	-	(1,643)
	(5,591)	(1,249)	(175)	(1,665)	(49)	(8,729)
The impact on net income of a 10% increase or decrease in foreign currencies on the Corporation’s financial instruments based on balances on September 30, 2026 would be approximately $7,836 (December 31, 2025 - $873).

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
16. FINANCIAL INSTRUMENTS
The classification of financial instruments is summarized as follows, as at September 30, 2026 and December 31, 2025:

Financial Assets	Classification	September 30, 2026	December 31, 2025
		$	$
Cash and cash equivalents	Financial assets at amortized cost	183,791	136,322
Trade and other receivables	Financial assets at amortized cost	29,799	33,811
Deposit in trust	Financial assets at amortized cost	-	314
Restricted cash	Financial assets at amortized cost	16,405	18,162
Equity instruments investment	Fair value through other comprehensive income	460	-
		230,455	188,609
As at September 30, 2026, cash equivalents included in cash and cash equivalents was $nil (December 31, 2025 - $10,039).

Financial Liabilities	Classification	September 30, 2026	December 31, 2025
		$	$
Current portion of long-term debt (Note 7)	Financial liabilities at amortized cost	28,571	28,571
Long-term debt (Note 7)	Financial liabilities at amortized cost	41,080	83,606
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	75,435	69,407
Lease liabilities	Financial liabilities at amortized cost	3,409	1,366
Balance of purchase price payable	Financial liabilities at amortized cost	1,549	1,643
Option contracts	Fair value through profit & loss	325	174
		150,369	184,767
Fair value of financial instruments
Current financial instruments that are not measured at fair value consist of cash, cash equivalents, trade and other receivables, restricted cash, accounts payable and accrued liabilities, balance of purchase price payable and long-term debt. Their carrying values are considered a reasonable approximation of their fair value because of their short-term maturity. The long-term debt is predominantly subject to a variable interest rate. As a result, the carrying value is considered to be its fair value.
Current financial instruments that are measured at fair value consist of equity instruments investment and option contracts.
Fair value hierarchy
The following table classifies financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:
Level 1:Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
Level 3:Inputs for the asset or liability that are not based on observable market data.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
16. FINANCIAL INSTRUMENTS (continued)
As at September 30, 2026, the following represents the classification of instruments measured at fair value:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	(325)	-	(325)
Equity instruments investment	460	-	-	460
As at December 31, 2025, the following represents the classification of instruments measured at fair value:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Option contracts	-	(174)	-	(174)
The Corporation’s foreign currency option contracts are not traded in active markets. The fair value of these instruments has been determined using observable forward exchange rates. The effects of non-observable inputs are not significant for foreign contract positions.
The Corporation’s equity instruments investment is measured at fair value, determined based on quoted market prices for the underlying security traded in an active market at the reporting date.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
17. SUPPLEMENTAL CASH FLOW INFORMATION

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$
Trade and other receivables	(5,601)	(3,174)	2,183	(12,473)
Sales taxes receivable	(5,750)	(1,847)	(9,911)	(5,767)
Income tax receivable	-	73	-	3,670
Inventories	(11,385)	2,667	(23,521)	(343)
Prepaid expenses and security deposits	(446)	(209)	(3,961)	(1,914)
Accounts payable and accrued liabilities	3,723	(3,264)	9,910	14,203
Income tax payable	13,207	2,908	28,767	8,131
Changes in working capital items	(6,252)	(2,846)	3,467	5,507
Non-cash transactions
Additions of new lease right-of-use assets	1,032	78	2,730	158
Additions of new lease liabilities	(1,032)	(78)	(2,730)	(158)
Net change in non-refundable deposits to suppliers	1,845	1,607	3,010	3,114
Capitalized asset retirement obligations	(55)	(8)	(169)	277
Change in accounts payable and accrued liabilities related to PP&E	980	(3,182)	3,867	(10,488)
Change in accounts payable and accrued liabilities related to E&E assets	(829)	(4,798)	(142)	(1,771)
Share-based payments expense in PP&E additions	-	56	-	192
Share-based payments expense in E&E additions	141	156	527	532
Investment in associate	-	-	-	7,931
Proceeds on sale of capital assets in trade and other receivables	81	-	81	-

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
18. INCOME PER COMMON SHARE
Basic income per share is the net income available to common shareholders divided by the weighted average number of common shares outstanding during the period and DSUs. Diluted net income per share adjusts basic net income per share for the effects of potential dilutive common shares such as options, RSUs and PSUs.
The calculations for basic and diluted income per share for the three and nine-month periods ended September 30, 2026 and 2025 are as follows:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$
Net income attributable to equity holders of Aya Gold & Silver Inc.	33,485	12,404	116,396	28,159
Weighted average number of shares - basic	143,959,053	138,547,641	143,656,083	135,073,092
Impact of dilutive securities
Stock options, RSUs and PSUs	5,862,122	5,363,487	5,457,186	5,094,216
Weighted average number of shares - diluted	149,821,175	143,911,128	149,113,269	140,167,308
Income per share - basic	0.23	0.09	0.81	0.21
Income per share - diluted	0.22	0.09	0.78	0.20
Weighted average number of shares - diluted excludes the effects of 2,166,667 share purchase options as at September 30, 2026 as they were anti-dilutive (September 30, 2025 - 3,333,333 share purchase options were excluded).

19. RELATED PARTY TRANSACTIONS
During the three and nine-month periods ended September 30, 2026 and 2025, the following related party transaction occurred in the normal course of operations for management and consulting fees to Groupe Conseils Grou, La Salle Inc., a company owned by the President and Chief Executive Officer of the Corporation, in the amount of $257 and $774 for the three and nine-month periods ended September 30, 2026, respectively ($227 and $676 for the three and nine-month periods ended September 30, 2025, respectively). As at September 30, 2026, $378 (December 31, 2025 - $391) was due to that company.
Remuneration of key management personnel of the Corporation
Key management includes members of the Board of Directors and executive officers of the Corporation. During the three and nine-month periods ended September 30, 2026 and 2025, the remuneration awarded to key management personnel (including the amounts above) was as follows:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and benefits	435	355	1,312	1,177
Management consulting and professional fees	365	320	1,111	956
Share-based payments expense*	1,651	2,661	5,767	9,271
	2,451	3,336	8,190	11,404
* Share-based payments expense represents a non-cash expense related to the vesting of equity-based awards granted to directors and executive officers, including share purchase options, restricted share units, performance share units and deferred share units.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars unless otherwise noted - unaudited)
20. CONTINGENT LIABILITY
In March 2025, Aya sought the enforcement of certain securities it had received in connection with the EPC Agreements before the International Chamber of Commerce. On August 5, 2025, the Corporation received net proceeds of approximately $7 million in connection with the enforcement of liquidated damages against Duro Felguera S.A. ("DF") from such securities. Subsequent to the disbursement of funds, DF sought to suspend the application and reverse the underlying decision allowing the execution of the performance bonds before different tribunals in Spain. Their action seeking the suspension of the execution in another jurisdiction was rejected on October 22, 2025. The appeal procedure and Aya's response to the appeal have been filed, and the court of appeal dismissed DF’s opposition with costs.
In parallel, on March 31, 2025, Aya received a Request for Arbitration Notice from DF seeking payments under the EPC Agreements of approximately $1,700 and €2,800 as well as declaratory relief as regards to the above mentioned liquidated damages, for a total amount of approximately $13,500. The Request for Arbitration was filed with the International Chamber of Commerce. On April 7, 2026, Aya filed its statement of defense and counterclaim, asserting a full defense against all claims advanced by DF and seeking their dismissal in their entirety, together with an order for payment of damages in the amount of $13,000.
Management has reviewed the facts and circumstances of the case, together with external legal counsel, and believes that it is not probable that the Corporation will be required to repay any portion of the funds received. Accordingly, no provision has been recognized in the consolidated financial statements as at September 30, 2026. However, since the outcome of the appeal and subsequent claim cannot be determined with certainty at this time, any potential repayment, if required, would be recognized in the period in which the obligation becomes probable and can be reliably measured.
On September 14, 2026, the tribunal granted a stay of arbitration proceeding for a period of four weeks to allow DF and Aya to commence commercial discussion. The tribunal extended the stay until December 4, 2026, pursuant to the request of both parties. With the advancement of the discussions, the parties made a joint second extension request to the tribunal.
"EPC Agreements" mean the multi-currency fixed price EPC contract, composed of a supply agreement and a services agreement, for a total of approximately $78,000 (based on the then applicable exchange rate between Euro, MAD and USD), between ZMSM on one part, and DF and its affiliates on the second part, for the engineering, design, manufacturing, construction, delivery, erection, start-up and commissioning of a new 2,000 tpd processing plant at the Zgounder Silver Mine, entered on November 30, 2022. The EPC Agreements' price is fixed based on the USD, Euro and MAD.

21. SUBSEQUENT EVENTS
On October 16, 2026, the Corporation completed the acquisition, through a wholly-owned subsidiary, of all of the issued and outstanding shares of a Moroccan company holding a portfolio of copper-silver exploration permits and a mining license covering approximately 139 km² in the Tizi area of Morocco, about 35 km west of the Zgounder Silver Mine (the “Cu-Ag Portfolio”). Total consideration of C$4.0 million was paid entirely through the issuance of 134,184 common shares of the Corporation. The shares are subject to a statutory hold period of four months and one day.
On November 4, 2026, the Corporation entered into a term sheet with Sama Resources Inc. (“Sama”) (TSXV: SME) for the proposed sale of its Azegour project in Morocco and the grant of a non-exclusive, perpetual license to certain geological and exploration data relating to its Moroccan properties. As consideration, the Corporation would receive 52,000,000 common shares of Sama at a deemed price of C$0.15 per share, representing approximately 19.11% of Sama’s issued and outstanding shares after issuance. Sama would also assume the existing 2.5% third-party royalty on part of the project. Completion of the transaction is subject to several conditions, including the execution of a definitive agreement, regulatory approvals and the approval of Sama’s disinterested shareholders.

AYA GOLD & SILVER INC. / CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS / Q3-2026	24